FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   style="font-family:Times New Roman; color:#0000FF">February 19, 2004

Commission File Number   style="font-family:Marlett">n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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[   ]

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"Developing Pharmaceuticals & Nutraceuticals from Nature"

For Immediate Release:

       February 19, 2004

Forbes Medi-Tech Increases Depth of its Medical & Scientific Advisory Board with Appointment of Four Key Leaders in Cardiovascular Research

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) style="font-family:Times New Roman; font-size:12pt"> today announced that further to the recent appointment of Dr. Eric Topol as Chairman of the Medical and Scientific Advisory Board the Company has added four leaders in Cardiovascular and Metabolic Syndrome research to Advisory Board.  The new members are Steven E. Nissen, M.D., Daniel J. Rader, M.D., Thomas A. Pearson, M.D., M.P.H., Ph.D., and Dr. Steven Haffner, M.D. Forbes recently appointed Dr. Eric Topol from the Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board and Scientific Consultant.

"This addition of expertise and leadership should prove to be a tremendous asset in the development of Forbes' Library of Compounds for the prevention and treatment of cardiovascular and related diseases," said Charles Butt, President & CEO of Forbes Medi-Tech Inc. "The Advisory Board members are leaders in their field and recognized for their expertise. I am excited about the opportunity to work with such an accomplished group of physicians."

About Steven E. Nissen, M.D.

Steven Nissen is Medical Director of the Cleveland Clinic Cardiovascular Coordinating Center (C5).  Professor Nissen has authored more than 200 journal articles, book chapters, and CD-ROMs, mostly in the field of cardiovascular imaging. He was one of the pioneers in the development of intravascular ultrasound (IVUS), and his research during the last decade has focused on this imaging technique. In particular, he has examined the discrepancies between angiography and IVUS in the assessment of coronary atherosclerosis. Dr. Nissen is currently the Principal Investigator for several large IVUS studies of atherosclerosis regression and progression.

He currently serves as Vice President of American College of Cardiology (ACC), chairman of the Educational Products Committee, and member of the Budget and Finance Committee. Dr. Nissen is also a member of the CardioRenal Advisory Panel of the U.S. Food and Drug Administration.

About Daniel J. Rader, MD

Daniel J. Rader, MD, is an Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania, where he is Director of Preventive Cardiology and the Lipid Research Clinic and Associate Director of the General Clinical Research Center.  Dr. Rader runs a basic research laboratory focused on genetic regulation of lipoprotein metabolism and atherosclerosis and directs a clinical research program focused on human genetics of lipid disorders and atherosclerosis and novel approaches to the treatment of dyslipidemia and regression of atherosclerosis. He is an Established Investigator of the American Heart Association, a recipient of the Burroughs Wellcome Fund Clinical Scientist Award in Translational Research, and a recipient of the Doris Duke Foundation Distinguished Clinical Scientist Award.

Dr Rader is on the editorial boards of Arteriosclerosis Thrombosis and Vascular Biology, American Journal of Physiology (Endocrinology and Metabolism), Circulation, Circulation Research, and Trends in Molecular Medicine and is a reviewer for many journals, including Nature, Nature Medicine, Science, New England Journal of Medicine, and Journal of Clinical Investigation.  Dr Rader has authored over 160 peer-reviewed publications as well as many reviews and book chapters.

About Thomas A. Pearson, M.D., M.P.H., Ph.D.

Dr. Pearson is Albert D. Kaiser Professor and Chair of the Department of Community & Preventive Medicine at the University of Rochester School of Medicine.  He is also Senior Associate Dean for Clinical Research and Professor of Medicine at that medical school and Adjunct Professor of Nutrition at Cornell University and Pennsylvania State University.  He received his Doctor of Medicine, Masters in Public Health and Doctor of Philosophy in cardiovascular epidemiology, all from the Johns Hopkins University, where he attained the rank of Associate Professor of Medicine and Epidemiology, before receiving his appointments at Columbia in 1988.  A Fellow of the American Heart Association and its Epidemiology Council, the American College of Cardiology, the American College of Preventive Medicine and the American College of Physicians, Dr. Pearson has served as a member and chair of important committees of the American Heart Association, the Institute of Medicine, and the National Heart, Lung and Blood Institute.  Dr. Pearson has published extensively on the prevention of cardiovascular disease, including research at the patient, healthcare system, and community level.

About Steven Haffner, M.D.

Dr. Haffner is Professor of Internal Medicine at the University of Texas Health Science Center, Department of Medicine, Division of Clinical Epidemiology in San Antonio, Texas.  Dr. Haffner is certified in Internal Medicine, Endocrinology, and Metabolism by the American Board of Internal Medicine and is a Fellow of the American College of Epidemiology.  He currently belongs to many professional organizations including:  American Heart Association, Fellow Council on Epidemiology; Endocrine Society; American College of Epidemiology; American Society for Clinical Investigation; American Academy of Physicians, as well as sits on the editorial board for the Journal of Clinical Endocrinology and Metabolism, Diabetes and Circulation.

Dr. Haffner has published more than 350 scientific publications and has written many book chapters and review articles in his field. His main research interests lie in insulin resistance and type 2 diabetes as well as diabetes and cardiovascular disease.  Dr. Haffner wrote the American Diabetes Association technical review on diabetic dyslipidemia, which suggested that type 2 diabetes might be considered a coronary heart disease equivalent.  This hypothesis eventually was accepted by the National Cholesterol Education Program (NCEP ATPIII), of which Dr. Haffner was a consultant.  Dr. Haffner has also helped establish that the pre-diabetic state is atherogenic.

The existing members of the Forbes' Medical & Scientific Advisory Board will maintain their appointments with the Company.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: style="font-family:Times New Roman; color:#0000FF">dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "predict", "plans", or "continue", "for use in", or the negative thereof or any other variations thereon or, or that events or conditions "will," "may," "could" or "should" occur, or comparable terminology referring to future events or results.  The Company's actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including research and development risks; the need for regulatory approvals; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; uncertainty as to whether any pharmaceutical products will be developed and marketed successfully or at all; and the Company's need for future funding; any of which could cause actual results to vary materially from current results or the Company's anticipated future results.  See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2004	FORBES MEDI-TECH INC. "Charles A. Butt" Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 (File No. 333-110910) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.